21001616

ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Executive Park
(No. and Street)

Granite City	IL	62040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

108 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 24 2021
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin G. Nicol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

OFFICIAL SEAL
ADAM MONGOLD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/30/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Nicol Investors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nicol Investors Corporation as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nicol Investors Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nicol Investors Corporation's management. Our responsibility is to express an opinion on Nicol Investors Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nicol Investors Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Nicol Investors Corporation's financial statements. The supplemental information is the responsibility of Nicol Investors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Nicol Investors Corporation's auditor since 2019.

Maitland, Florida

February 10, 2021

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash and cash equivalents	$	149,379
Prepaid expenses and other assets		18,124
Commissions receivable		13,349
Property and equipment, net of accumulated depreciation of $31,058		1,694
TOTAL ASSETS	$	182,546

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Dues collected in advance	$	25,187
Commissions payable		11,417
Other payable & accrued expenses		8,340
TOTAL LIABILITIES		44,944
Stockholder's Equity		
Common stock: $.25 par value; authorized 400,000 shares: 168,952 shares issued and outstanding		42,238
Additional paid-in capital		206,162
Accumulated deficit		(110,798)
Total Stockholder's Equity		137,602
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	182,546

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF OPERATIONS
DECEMBER 31, 2020

REVENUES	
Commissions variable annuities	756,419
Commissions mutual funds & 12b-1	$ 403,304
Other revenue	30,191
TOTAL REVENUES	1,189,914
EXPENSES	
Commission & other compensation expense	1,041,322
Professional fees	35,977
Communications & IT expense	25,812
Occupancy	23,683
General and administrative	20,843
Regulatory expenses	20,282
Equipment	1,871
TOTAL EXPENSES	1,169,790
Net Income	$ 20,124

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE AT JANUARY 1, 2020	168,952	$42,238	$206,162	($130,922)	$117,478
Net income (loss)				20,124	20,124
BALANCE AT DECEMBER 31, 2020	168,952	$42,238	$206,162	($110,798)	$137,602

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit or loss	**$**	**20,124**
Adjustments to reconcile net profit or loss to net cash used in operating activities:		
Depreciation and amortization		939
Changes in operating assets and liabilities:		
Commissions receivable		5,664
Prepaid & other assets		2,070
Commissions payable		(2,658)
Accured expenses		365
Dues collected in advance		(2,185)
NET CASH PROVIDE BY OPERATING ACTIVITIES		24,319
cash used in investing activities:		
Purchse computer equipment		(1,076)
NET CASH USED IN INVESTING ACTIVITIES		(1,076)
NET CHANGE IN CASH AND CASH EQUIVALENTS		23,243
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		**126,136**
CASH AND CASH EQUIVALENTS, END OF YEAR	**$**	**149,379**
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:		
Income taxes paid		0
Interest paid		0

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note A - ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registers with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forward all funds and securities received and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-1 under the Securities Exchange Act of 1934.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Revenue includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, overtime, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such believes its performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a trade date basis. At December 31, 2020, management considers all commissions receivable as collectible, therefore, an allowance for uncollectable amounts is not necessary.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, using the accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2020 was $938.

Expenditure for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting are included in the statement of operations.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the company during the current year from their registered associates for various dues and licensing fees related to 2021. The Company charges a small administrative fee which is recorded as other income when earned.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2020.

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3/% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

A December 31, 2020, the Company had Net Capital of $115,852 which was $110,852 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to net Capital was .3879 to 1.The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Note D – Related Parties

The Company had the following related party transactions during 2020. Related parties include stockholders who own greater that 5% of the Holding Company's common stock:

Commission expense	$401,241
Occupancy expense and Rent	$20,400
Salaries and professional fees	$ 2,600

Commissions payable to related parties at December 31, 2020 is $8,175 and has been included in the accompanying statement of financial condition.

The Company has a lease agreement with Nicol Investment Properties, LLC for rent. The Company pays $1,700 a month on an ongoing basis with a 30-day notice required to terminate agreement or make change to the lease. Rent for the year ending December 31, 2020 was $20,400.

In February 2016 the FASB issues ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of leases assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 related to its office lease and instead has elected no to apply the lease recognition requirements of Topic 842 relating to its office lease and instead elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The least cost is $20,400 relating to the office lease for the year ended December 31, 2020

Note E – SIPC Annual Assessment

The Company is a member of the Securities and Investors Protection Corporation and has remitted all required assessments.

Supplemental Schedules

Schedule 1

NICOL INVESTORS CORPORATION
Computation of Net Capital
December 31, 2020

NET CAPITAL	
Total Stockholders's Equity	$ 137,602
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	
Prepaid expense and other	18,124
Commissions receivable, net	1,932
Property, furniture & equipment	1,694
NET CAPITAL	115,852
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($100,000 if higher)	5,000
EXCESS NET CAPITAL	$ 110,852
AGGREGATE INDEBTEDNESS	$ 44,944
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.3879 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2020.

Schedule II

NICOL INVESTORS CORPORATION

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020

COMPUTATION FOR DETERMINION OF RESERVE REQUIRMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIRMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2020

The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and is discussed in Q&A 8 of the restated FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not hold customer funds or securities.

Nicol Investors Corporation

Investors Accountant's Review Report
On Management's Assertion Pursuant to
Exemption
From 17C.F.R. 15C3-1 (k)

December 31, 2020

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Nicol Investors Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nicol Investors Corporation identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) Nicol Investors Corporation stated that Nicol Investors Corporation met the identified exemption provisions throughout period January 1, 2020 through December 31, 2020 without exception. Nicol Investors Corporation's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nicol Investors Corporation's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Ohab and Company, PA

Maitland, Florida

February 10, 2021

Nicol Investor Corporation Exemption
Report
SEC Rule 17a-5(d) (1) and (4)

February xx, 2021

Nicol Investors Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

(1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company;

(2) and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nicol Investors Corporation

I, Kevin G Nicol, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Kevin G. Nicol, President & CEO